

05039399

S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO

8-53606

REPORT FOR THE PERIOD BEGINNING	1/1/04		AND ENDING	12/31/04
	MM/DD/YY			MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SLGG Financial and Insurance Services, LLC

Official Use Only

FIRM ID. NO.

SEC MAIL RECEIVED PROCESSING
MAR 0 1 2005
WASH. SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

4001 MacArthur Boulevard, Suite 300 153
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gloria Peterson   651-665-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Olsen Thielen & Co., Ltd.

223 Little Canada Road	St. Paul	MN	55117
Address	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not Resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-15(e)(2).*
Persons who respond to the collection of information contained in this form are not required to
respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James C. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SLGG Financial and Insurance Services, LLC as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Secretary, FINOP
_____
Title

Sharon C Peterson
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

SEC 1410 (06-02)

SLGG FINANCIAL AND INSURANCE SERVICES, LLC

CONTENTS



OLSEN THIELEN & CO., LTD.

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

The Members
SLGG Financial and Insurance Services, LLC
Newport Beach, California

We have audited the accompanying statement of financial condition of SLGG Financial and Insurance Services, LLC (the Company) as of December 31, 2004 , and the related statements of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SLGG Financial and Insurance Services, LLC as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
January 21, 2005

1

SLGG FINANCIAL AND INSURANCE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 31,052
Commissions Receivable	1,826
Prepaid Expenses	219
TOTAL ASSETS	$ 33,097

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$ —
MEMBERS' EQUITY:	
Members' Cumulative Contributions	55,000
Cumulative Losses	(21,903)
Total Members' Equity	33,097
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 33,097

The accompanying notes are an integral part of the financial statements.

SLGG FINANCIAL AND INSURANCE SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commission Income	$ 16,322
EXPENSES:	
Accounting Services Fee	6,200
Filing Fees	1,685
Audit Fees	1,433
Insurance	1,299
Other Services	1,260
Rent	1,200
Bank Charges	12
Total Expenses	13,089
NET INCOME	$ 3,233

The accompanying notes are an integral part of the financial statements.

SLGG FINANCIAL AND INSURANCE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Securian	Singer, Lewak, Greenbaum & Goldstein, LLP	Total
BALANCE on December 31, 2003	$ 29,864	$ –	$ 29,864
Net Income	291	2,942	3,233
BALANCE on December 31, 2004	$ 30,155	$ 2,942	$ 33,097

The accompanying notes are an integral part of the financial statements.

SLGG FINANCIAL AND INSURANCE SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 3,233
Adjustments to Reconcile Net Income to	
Net Cash Provided By Operating Activities:	
Changes in Assets and Liabilities:	
Commissions Receivable	9,186
Prepaid Expenses	(219)
Accounts Payable	(600)
Due to WorthMark Financial Services, LLC	(450)
Net Cash Provided By Operating Activities	11,150
INCREASE IN CASH	11,150
CASH at Beginning of Year	19,902
CASH at End of Year	$ 31,052

The accompanying notes are an integral part of the financial statements.

SLGG FINANCIAL AND INSURANCE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SLGG Financial and Insurance Services, LLC (the Company) was formed as a limited liability company on March 16, 2001, and commenced operations on June 6, 2001. The Company is a joint venture between Securian Financial Services, Inc. (Securian), a minority unit holder, and Singer, Lewak, Greenbaum & Goldstein, LLP. Securian owns 5 class B units, which represent 49% of the voting rights in the Company, and Singer, Lewak, Greenbaum & Goldstein, LLP owns 95 class A units, which represent 51% of the voting rights.

The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firm clients. The Company will ultimately aid in the sale of insurance and investment products to their clients. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the Company level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

NOTE 2 - RELATED PARTY TRANSACTIONS

WorthMark Financial Services, LLC, an affiliate of Securian, provided administrative and accounting services to the Company which totaled $6,200 for the year ended December 31, 2004.

NOTE 3 - ALLOCATION OF PROFITS AND LOSSES

In addition to the $12,500 initial capital contributions made by both Securian and Singer, Lewak, Greenbaum & Goldstein, LLP, Securian has contributed $30,000 of capital pursuant to the Standby Contribution Agreement dated December 12, 2001. According to the terms of the Contribution Agreement, Securian is entitled to a 9% cumulative, preferred membership interest in the Company. The Company intends to treat payments under this interest as guaranteed payments to a partner, meaning that Securian will be entitled to receive an annual $2,700 preferred distribution on its $30,000 contribution from the Company when profits are available.

NOTE 3 - ALLOCATION OF PROFITS AND LOSSES (Continued)

The preferred interest will accumulate until the payment is declared by the Board of Directors. At December 31, 2004, cumulative guaranteed payments of $8,550 had not been declared. The Company intends to treat the preferred interest allocation as a deduction in arriving at net income in the period the payment is declared. After giving effect to the preferred interest payment or allocation to Securian, the Company will allocate profits according to the terms of the Limited Liability Agreement, with 95% allocated to Singer, Lewak, Greenbaum & Goldstein, LLP, and 5% to Securian.

Net losses will be allocated based on the number of units owned by the respective members, not to exceed their capital balance. In the event a capital balance deficit would be the consequence of the normal allocation of losses as noted above, the excess losses are borne by the other member of the LLC who still has a positive capital balance. Future profits are then allocated to the member who assumed the excess losses first to recover those losses assumed, and then allocated in proportion to each members percentage of units outstanding.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital and a net capital requirement of $31,052 and $5,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.0 to 1.0 at December 31, 2004.

NOTE 5 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

SLGG FINANCIAL AND INSURANCE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

MEMBERS' EQUITY	$ 33,097
DEDUCTION: NON-ALLOWABLE ASSETS:	
Commissions Receivable	(1,826)
Prepaid Expenses	(219)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	31,052
HAIRCUT ON SECURITIES	–
NET CAPITAL	$ 31,052
TOTAL AGGREGATE INDEBTEDNESS	$ –
NET CAPITAL	$ 31,052
Minimum Capital Required to be Maintained (the Greater of $5,000 or 6 2/3 of Aggregate Indebtedness of $0)	5,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$ 26,052
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	–

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.



OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
SLGG Financial and Insurance Services, LLC
Newport Beach, California

In planning and performing our audit of the financial statements and supplemental schedule of SLGG Financial and Insurance Services, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Associated World-Wide with Jeffreys Henry International *Jhi*
223 Little Canada Road, St. Paul, Minnesota 55117 651 483 4521 FAX 651 483 2467
Flagship Corporate Center, 775 Prairie Center Drive, Ste. 480, Minneapolis, Minnesota 55344 952 941 9242

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

St. Paul, Minnesota
January 21, 2005